UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of February 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated February 2, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:February 2, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - January 2017

Mumbai, February 2, 2017: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the information on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM) which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for January 2017

Category	Vehicle Model	Production		Domestic Sales		Exports
		JAN 2016	JAN 2017	JAN 2016	JAN 2017	JAN 2016	JAN 2017
Micro	NANO	1790	515	1608	391	97	58
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT,TIAGO	9989	12417	7741	10209	140	40
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	1	0	35	25
UV1	SUMO	786	593	746	558	0	148
UV2	SAFARI, SUMO GRANDE, MOVUS	895	510	575	251	82	0
UV3	ARIA, HEXA	3	1613	0	1498	0	0
V1	VENTURE	26	0	57	9	0	0
V2	ACE MAGIC, MAGIC IRIS	2275	1346	2259	1805	104	16
N1- A1	ACE, ACE EX, ACE Zip	9847	8939	7996	6802	1673	828
N1- A2	Super ACE, TATA207, XENON, Winger DV	3535	4290	2992	3446	1233	707
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	414	102	196	126	2	2
M2- A2	Winger 14 seats, SFC407, CityRide	380	225	173	135	54	97
N2- A1	SFC407, LPT407	791	942	1436	1419	173	60
N2- A2	SFC709, LPT709	836	990	281	258	115	162
N2- A3	LPT9109	1071	713	530	549	101	287
N2- A4	LPT1109	500	464	893	707	115	109
M3- A2	LP709, SFC410, LP410	828	907	644	672	168	121
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	688	554	416	430	275	234
M3- C2	LPO1512, LPO1612, Starbus, Divo	892	991	668	783	433	347
N3- A1	LPT1613, LPK1616, SK1613	3036	3651	2099	2046	356	1140
N3- B1(a)	LPT2518, LPK2518	2884	3088	3083	3275	125	447
N3- B1(b)	LPT3118	4891	4415	4240	4021	258	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	410	300	448	569	0	18
N3-B2(d)	LPS4018, LPS4023	2084	1092	2255	1423	97	65
N3- B2(e)	LPS4928	345	465	61	46	1	10

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.